SECURITIES AND EXCHANGE COMMISSION
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             AMENDMENT NO.1 TO SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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           GLOBAL REALTY MANAGEMENT GROUP, INC.
                     COMMON STOCK
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                      37938U 10 2
                     (CUSIP NUMBER)
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             1221 Brickell Avenue, Suite 900
                   Miami, Florida 33131
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                      August 29, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       Michael D. Farkas
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 4,750,000 Common Stock
                       as of filing date
                       4,750,000 as of Reporting Event
                       (8/29/00)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 4,750,000 Common Stock
                            as of filing date
                            4,750,000 as of Reporting Event
                            (8/29/00)
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person:           4,750,000 Common Stock
                       as of filing date
                       4,750,000 as of Reporting Event
                       (8/29/00)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         47.30% as of filing date
                         47.30% as of Reporting Event
                                (8/29/00)
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Global Realty Management Group, Inc.
Common Stock, $.001 par value.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Michael Farkas
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(b) Address:      701 Brickell Avenue, Suite 3120
                  Miami, Florida 33139
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Michael D. Farkas, acquired the shares of the Issuer upon formation of the Company in exchange for incorporation of the Issuer and his future corporate services as the Company's Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company. On June 30, 2000, the Issuer filed a Form 10-SB with the Securities and Exchange Commission, which became effective on August 29, 2000. On August 29, 2000, Mr. Farkas held 4,750,000 shares of Common Stock of the Issuer, which represented 47.30% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Michael D. Farkas currently holds 4,750,000 of the issued
and outstanding common shares of the Issuer, or 47.30% of the issued and outstanding shares of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: November 30, 2000    Signature: /s/ Michael Farkas
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                                          MICHAEL FARKAS
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